Response to Item 77D

Eaton Vance California Municipal Bond
Fund II (EIA)
Material changes to the investment policies of the Fund are described in "Endnotes and Additional Disclosures" in the semi-annual report to shareholders dated March 31, 2014 and are incorporated herein by reference.